Exhibit 99.1

Ambow Education Holding Ltd. Announces Completion of Investment by SummitView

BEIJING, June 3, 2013 — Ambow Education Holding Ltd. (“Ambow” or the “Company” NYSE: AMBO), a leading national provider of educational and career enhancement services in China, today announced that it consummated the transactions provided for in a share purchase agreement dated April 28, 2013 between the Company and SummitView Investment Limited, an amendment to share purchase agreement dated May 24, 2013 between the Company, SummitView Investment Limited and SummitView Investment Fund I, L.P. (the “Fund”) and a supplementary agreement dated May 31, 2013 between the Company and the Fund, regarding the issuance and sale of 30,801,128 Class A Ordinary Shares of the Company to the Fund for a total purchase price of US$21,000,000.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

For investor and media inquiries please contact:

Ms. Annie Wang

IR Manager

Ambow Education Holding Ltd.

Tel: +86-10-6026-8042

Email: ir@ambow.com